 *Amended*



17009672

ED STATES
(CHANGE COMMISSION
on, D.C. 20549

IDITED REPORT
FORM X-17A-5 /A
PART III /A

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Section

MAR 0 6 2017

Washington, DC

SEC FILE NUMBER
8- 10963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 201

(No. and Street)

TOWSON	MARYLAND	21286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CRAIG G. FISCHER   410-296-0470
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUCZAK & ASSOCIATES, P.A.

(Name – *if individual, state last, first, middle name*)

139 NORTH MAIN STREET, SUITE 101	BEL AIR	MARYLAND	21014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CRAIG G. FISCHER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC SECURITIES, INC. _____ , as of DECEMBER 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
MERRY L. HOLMAN
Notary Public
Harford County
Maryland
My Commission Expires March 24, 2019
```

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Atlantic Securities, Inc. as of December 31, 2016, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. We have served as the Company's auditor consecutively since 2004.

Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Securities, Inc.as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters.

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k) filed with the Securities and Exchange Commission that contains both the December 31, 2016 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuryh : Associates, P.A.

Bel Air, Maryland
February 21, 2017

-2-

ATLANTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Current Assets:	
Cash and Equivalents	$ 25,548
Fixed Assets:	
Furniture & Fixtures	29,821
Less: Accumulated Depreciation	(29,821)
Total Fixed Assets	-
Other Assets:	
Security Deposit	1,547
Total Other Assets	1,547
TOTAL ASSETS	$ 27,095

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 7,440
Total Current Liabilities	7,440
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized, 100 shares	
issued and outstanding	19,727
Retained Earnings	(72)
Total Stockholders' Equity	19,655
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 27,095

See Accompanying Notes

-3-

ATLANTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:

Commissions	$ 85,023

EXPENSES:

Commissions	29,658
Rent	13,773
Dues & Subscriptions	5,353
Telephone	1,747
Automobile	7,909
Office	5,113
Accounting	3,650
Other Expenses	6,876
Total Expenses	74,079
NET INCOME	$ 10,944

See Accompanying Notes

-4-

ATLANTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2016

CAPITAL STOCK	$ 19,727
RETAINED EARNINGS:	
Balance at Beginning of Year	(516)
Net Income	10,944
Distributions	(10,500)
Balance at End of Year	(72)
TOTAL STOCKHOLDERS' EQUITY	$ 19,655

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 10,944
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in accrued expenses	124
Net cash provided by operating activities	11,068
CASH FLOWS FROM INVESTING ACTIVITIES:	
Distributions to shareholders	(10,500)
Net cash used in investing activities	(10,500)
NET DECREASE IN CASH AND EQUIVALENTS	568
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	24,980
CASH AND EQUIVALENTS AT END OF YEAR	$ 25,548

See Accompanying Notes

ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Subsequent Events

Management has evaluated subsequent events through January 18, 2017, the date which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying financial statements.

ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are recorded at cost. Maintenance, repairs and minor renewals are charged against income as incurred. Major renewals and betterments are capitalized. Depreciation is calculated using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Note 3 - RELATED PARTY TRANSACTIONS

The Company's stock is owned by the same individuals who also own all the stock of Atlantic Securities Associates, Inc., an insurance brokerage; and Atlantic Financial Services, Inc., a SEC registered investment advisor in the State of Maryland. The Company currently shares office facilities, personnel and furniture with bot entities and charges the affiliates for shared expenses.

Note 3 - RELATED PARTY TRANSACTIONS - CONTINUED

The owners of the Company received compensation of $14,576 for the year ended December 31, 2016. This amount is included in commission expense in the accompanying financial statements, of which $0 was unpaid at year-end.

Note 4 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The Company utilizes five brokers to generate revenue, however, the owners are responsible for approximately 17.14% of the revenue earned by the Company.

Note 5 - LEASES

The Company currently shares office space with a related company under an operating lease, which expires December 31, 2017. Rent expense for the year ended December 31, 2016 amounted to $13,773; which reflects reimbursement for some rental expense from affiliated entities.

Total future minimum lease payments for the twelve-month period ended December 31, 2017 total $26,163.

Note 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

Note 7 - REGULATORY REQUIREMENTS

As a registered dealer in securities, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than fifteen times net capital, as defined.

As of December 31, 2016, the Company's net capital was $18,108 which exceeded the net capital requirement by $13,108. As of December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was approximately .41 to 1.

The corporation is exempt from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section K(1) of the rule.

SUPPLEMENTARY SCHEDULE

ATLANTIC SECURITIES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Liabilities included in aggregate indebtedness:

Accrued commissions & expenses	$ 7,440
Aggregate Indebtedness	$ 7,440

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 19,655
Less: Total Non-Allowable Assets	(1,547)
Net capital before haircuts on securities positions	18,108

Haircuts on securities:

Money market account	-
Net Capital	$ 18,108

CAPITAL REQUIREMENTS

Net capital required	$ 5,000
Net capital in excess of requirements	13,108
Net capital, as shown above	$ 18,108
Ratio of aggregated indebtedness to net capital	.41 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
    Net capital, as reported in Company's Part II

(Unaudited) Focus Report	$ 18,108
Rounding	-
Net Capital Per Above	$ 18,108

Aggregate indebtedness, as reported in Company's Part II

(Unaudited) Focus Report	$ 7,440
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 7,440

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A. Material inadequacies were not found to exist since the previous audit.

See Independent Auditors' Report

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Atlantic Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Atlantic Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Atlantic Securities, Inc. stated that Atlantic Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Atlantic Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bel Air, Maryland
February 21, 2017

ATLANTIC SECURITIES, INC.
EXEMPTION REPORT
DECEMBER 31, 2016

Atlantic Securities, Inc. is exempt from 240.15c3-3(k)(1) for the year ending December 31, 2016.
The Company was in compliance for the entire year ending December 31, 2016. I attest that
Atlantic Securities, Inc. was in compliance with the identified exemption provision above
throughout the year of 2016 without exception.

Craig G. Fischer, Vice President   Date